SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D


                                (Amendment No. 4)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  BRYLANE INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                   117661 10 8
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                                 (CUSIP Number)

                               DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK  10019
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 10, 1998
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                                Page 1 of 4 Pages


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   CUSIP No. 117661 10 8            13D            Page 2 of 4 Pages
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1        NAME OF REPORTING PERSON
         PINAULT - PRINTEMPS - REDOUTE S.A.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  / /
                                                                      (b)  /x/
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
         BK

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         FRANCE

------------------------------------------- ------------------------------------
                                            7         SOLE VOTING POWER
         NUMBER OF                                    8,783,017 (SEE ITEM 5)
         SHARES
                                            ------------------------------------
         BENEFICIALLY                       8         SHARED VOTING POWER
         OWNED BY                                     -0-
         EACH
                                            ------------------------------------
         REPORTING                          9         SOLE DISPOSITIVE POWER
         PERSON                                       8,783,017 (SEE ITEM 5)
         WITH
                                            ------------------------------------
                                            10        SHARED DISPOSITIVE POWER
                                                      -0-
------------------------------------------- ------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,783,017 (SEE ITEM 5)

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         47.53% (SEE ITEM 5)

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14       TYPE OF PERSON REPORTING*
         CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

     This Amendment No. 4 is filed by Pinault-Printemps-Redoute, S.A. a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on April 13, 1998 by PPR, as previously amended (the "Schedule 13D"). This Amendment No. 4 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brylane Inc., a Delaware corporation ("Brylane"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule13D.

     On August 27, 1998, the independent directors on the Brylane Board of Directors resolved (i) that neither of the prior acquisitions of shares of Common Stock by each of Messrs. Weinberg and Kramer is a violation of the limitation contained in the Governance Agreement on the maximum percentage of outstanding shares of Common Stock which PPR and its affiliates may acquire during the standstill period set forth in the Governance Agreement and as described in the Schedule 13D (the "Permitted Percentage") and (ii) that the application of the Permitted Percentage to the acquisition by each of Messrs. Loning, Metzger and Simonin (and any other individual who may become a PPR-designated director of Brylane) of up to 20,000 shares of Common Stock and by Messrs. Weinberg and Kramer of up to an additional 20,000 shares (in addition to the shares each currently holds) of Common Stock be waived.

     On August 31, 1998, Brylane announced that its Board of Directors (including its independent directors) has authorized the purchase of up to $40 million of Common Stock. The repurchase program authorizes management, at its discretion, to make purchases in the open market or in privately negotiated block transactions. PPR does not intend to participate in the repurchase program in light of its recent purchases. In the event that PPR does seek to participate in the repurchase program, any such repurchases must be approved by a majority of the independent directors of Brylane under the terms of the Governance Agreement.

     This Amendment No. 4 is also filed to report the acquisition of certain shares of Common Stock since August 14, 1998. A schedule identifying all stock market transactions involving shares of Common Stock effected by REDAM since August 14, 1998 is included as Annex A hereto which is incorporated by reference herein. The funds used by REDAM to purchase all such shares were obtained by REDAM as a capital contribution from La Redoute, which borrowed such funds from PPR, which obtained such funds from a drawdown on an existing line of credit with Banque Nationale de Paris, Natexis, Union European du Credit Industriel et Commercial, Credit Commercial de France, Credit du Nord and Credit Mutuel.

ITEM 2.           IDENTITY AND BACKGROUND.

                  No material change except as set forth above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  No material change except as set forth above.

     As a result of the transactions described above, as of September 10, 1998, PPR may be deemed to beneficially own 8,783,017 shares of Common Stock (not including any shares as to which PPR has disclaimed beneficial ownership). Based upon the 18,477,150 shares of Common Stock reported by the Company to be outstanding as of August 28, 1998 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 1, 1998, PPR beneficially owns approximately 47.53% of the Common Stock. In addition, Mr. Kramer purchased 25,000 shares of Common Stock on August 21, 1998, and Mr. Metzger purchased 270 shares of Common Stock on August 25, 1998; PPR disclaims beneficial ownership as to all shares of Common Stock owned by Messrs. Kramer and Metzger.

     To the best knowledge and belief of PPR, no transactions involving Common Stock have been effected during the past 60 days by PPR or by its directors, executive officers or controlling persons other than as disclosed by the
Schedule 13D and except as set forth above or in Annex A hereto.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

                                                PINAULT-PRINTEMPS-REDOUTE, S.A.



                                                By:  /s/ Patrice Marteau
                                                Name:    Patrice Marteau
                                                Title:   Secretaire General



September 10, 1998

                                                                     ANNEX A


              RECENT STOCK MARKET TRANSACTIONS IN THE COMMON STOCK
                            BY THE REPORTING PERSONS


All of the transactions described below were effected in stock market transactions. The price per share for such transactions includes commissions (if any).


        Date of                  Number of                    Price
      Transaction            Shares Purchased               Per Share
      -----------            ----------------               ---------
        8/17/98                   100,000                     $36.87
        8/18/98                    11,900                    $35.7855
        8/19/98                    45,000                    $24.6422